FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15b - 16 of
                       The Securities Exchange Act of 1934

               For the                 July 2, 2002
                                ---------------------------

                            Indo-Pacific Energy Ltd.

                 (Translation of registrant's name into English)

         Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand

                    (Address of Principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F     X     Form 40-F
                                        -----               -----

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes           X     No
                      -----               -----

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.
                                              -------

                                       SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Indo-Pacific Energy Ltd.
                                        ------------------------
                                        (Registrant)

Date:   2nd July 2002                   /s/ David Bennett
                                        ------------------------
                                        (Signature)

                                        David Bennett
                                        ------------------------
                                        (Name)

                                        Director
                                        ------------------------
                                        (Title)

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This is the form of material change report required under section 85(1) of the
Securities Act.

                                FORM 53-901.F
                                -------------

                               Securities Act
                               --------------

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.         Reporting Issuer
                ----------------

                Indo-Pacific Energy Ltd.
                284 Karori Rd
                Karori
                New Zealand

Item 2.         Date of Material Change
                -----------------------

                On or about June 28, 2002

Item 3.         Press Release
                -------------

                June 28, 2002 Wellington, New Zealand

Item 4.         Summary of Material Change
                --------------------------

                Indo-Pacific Energy Announces Huinga-1B Status and New Permit Award

                Wellington, New Zealand - June 26, 2002-- /PRNewswire/ Indo -Pacific Energy Ltd. (INDOF) advises that the Huinga-1B well in exploration permit PEP38716, onshore Taranaki Basin, is at a total depth of 4,500 metres (14,764 feet) and electric logging of the well is continuing. Huinga-1B has drilled through the overthrust block into the Kapuni Group, which was one of the objectives. Several sandstone beds were intersected within a gross 120 metre (400 foot) section of Kapuni sediments. Good oil and gas shows were recorded over the bottom 250 metres (800 feet) of the well.

                In other activities, Indo-Pacific advises that the Goldie-1 well recently passed 200,000 barrels of oil produced and sold. In addition the Company was recently awarded onshore Taranaki permit PEP 38741, which covers 50% of the area originally held as PEP 38720, and relinquished late last year. PEP 38741 incorporates the Waitoriki deep gas prospect, which can be drilled from the existing Clematis-1 well site.

Item 5.         Full Description of Material Change
                -----------------------------------
                Indo-Pacific Energy Announces Huinga-1B Status and New Permit Award

                Wellington, New Zealand - June 26, 2002-- /PRNewswire/ Indo -Pacific Energy Ltd. (INDOF) advises that the Huinga-1B well in exploration permit PEP38716, onshore Taranaki Basin, is at a total depth of 4,500 metres (14,764 feet) and electric logging of the well is continuing. Huinga-1B has drilled through the overthrust block into the Kapuni Group, which was one of the objectives. Several sandstone beds were intersected within a gross 120 metre (400 foot) section of Kapuni sediments. Good oil and gas shows were recorded over the bottom 250 metres (800 feet) of the well.

                The first two logging operations have been unable to pass below 4371 metres (14,340 feet) and the hole is currently being conditioned so that logging can continue. During these operations waxy crude oil has continued to be recovered at the surface, indicating influx of oil into the hole. The forward plan is to complete logging operations and based on these data, to decide on any flow-testing of the well.

                The Huinga prospect is located on the eastern margin of the Taranaki Basin, New Zealand, a short distance north of the recently drilled Makino-1 well. The prospectivity of this trend has been established by Swift Energy's Rimu and Kauri oil discoveries, and further enhanced by the results of Makino-1.

                Indo-Pacific holds a total 12.3% interest in PEP 38716 and has been carried through a major portion of the cost of drilling Huinga-1B. Other participants are Swift Energy Company, Preussag Energie GmbH, Bligh Oil & Minerals NL, AWE (NZ) Pty Ltd, Pancontinental Oil & Gas NL and Impress Ventures Ltd.

                In other activities, Indo-Pacific advises that the Goldie-1 well recently passed 200,000 barrels of oil produced and sold. In addition the Company was recently awarded onshore Taranaki permit PEP 38741, which covers 50% of the area originally held as PEP 38720, and relinquished late last year. PEP 38741 incorporates the Waitoriki deep gas prospect, which can be drilled from the existing Clematis-1 well site.

                CONTACT: Investor Relations, Indo-Pacific Energy Ltd.
                tel: 1-866-999-4639
                Web site: http://www.indopacific.com Email: ir@indopacific.com
                          --------------------------        ------------------

Item 6.         Reliance on Section 85(2) of the Act
                ------------------------------------

                N/A

Item 7.         Omitted Information
                -------------------

                None

Item 8.         Senior Officers
                ---------------

                David Bennett, President and Chief Executive Officer


Item 9.         Statement of Senior Officer
                ---------------------------

                The foregoing accurately discloses the material change referred to herein.


June 28, 2002   /s/ David Bennett
                -------------------------------------------------------
                David Bennett, President/Chief Executive Officer

                Place of Declaration: Wellington, New Zealand
                ---------------------------------------------

       Indo-Pacific Energy Announces Huinga-1B Status and New Permit Award

Wellington, New Zealand - June 26, 2002-- /PRNewswire/ Indo-Pacific Energy Ltd. (INDOF) advises that the Huinga-1B well in exploration permit PEP38716, onshore Taranaki Basin, is at a total depth of 4,500 metres (14,764 feet) and electric logging of the well is continuing. Huinga-1B has drilled through the overthrust block into the Kapuni Group, which was one of the objectives. Several sandstone beds were intersected within a gross 120 metre (400 foot) section of Kapuni sediments. Good oil and gas shows were recorded over the bottom 250 metres (800 feet) of the well.

The first two logging operations have been unable to pass below 4371 metres (14,340 feet) and the hole is currently being conditioned so that logging can continue. During these operations waxy crude oil has continued to be recovered at the surface, indicating influx of oil into the hole. The forward plan is to complete logging operations and based on these data, to decide on any flow-testing of the well.

The Huinga prospect is located on the eastern margin of the Taranaki Basin, New Zealand, a short distance north of the recently drilled Makino-1 well. The prospectivity of this trend has been established by Swift Energy's Rimu and Kauri oil discoveries, and further enhanced by the results of Makino-1.

Indo-Pacific holds a total 12.3% interest in PEP 38716 and has been carried through a major portion of the cost of drilling Huinga-1B. Other participants are Swift Energy Company, Preussag Energie GmbH, Bligh Oil & Minerals NL, AWE
(NZ) Pty Ltd, Pancontinental Oil & Gas NL and Impress Ventures Ltd.

In other activities, Indo-Pacific advises that the Goldie-1 well recently passed 200,000 barrels of oil produced and sold. In addition the Company was recently awarded onshore Taranaki permit PEP 38741, which covers 50% of the area originally held as PEP 38720, and relinquished late last year. PEP 38741 incorporates the Waitoriki deep gas prospect, which can be drilled from the existing Clematis-1 well site.


CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639 Web site: http://www.indopacific.com Email: ir@indopacific.com
          --------------------------        ------------------

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

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